April 20, 2010

VIA EDGAR CORRESPONDENCE

Mr. Brick Barrientos

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sound Shore Fund, Inc. (File Nos. 2-96141; 811-4244)

Dear Mr. Barrientos:

This letter is in response to comments that you relayed to me by phone on March 17, 2010 concerning Post-Effective Amendment No. 33 under the Securities Act of 1933 and Amendment No. 30 under the Investment Company Act to the Registration Statement of Sound Shore Fund, Inc. (the “Registrant”) on Form N-1A.

For convenience of reference, I have included your specific comment or suggestion before each response.

The changes to the Fund’s prospectus and statement of additional information described below have been included in Post-Effective Amendment No. 35 filed on April 20, 2010 pursuant to Rule 485(b).

Prospectus (Part A)

1.	Comment: Provide draft of the 498(b)(1)(f) legend for Summary Prospectus.

Response: The following text will be included on the cover of the summary prospectus :

“Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund, including the statement of additional information and most recent reports to shareholders, online at www.soundshorefund.com [specific web address to be provided in 497(k) filing]. You can also get this information at no cost by calling 1-800-754-8758 or 800-551-1980 or by sending an e-mail request to SoundShoreFund@citi.com. The Fund’s prospectus and statement of additional information, both dated May 1, 2010, and most recent report to shareholders, dated December 31, 2009, are all incorporated by reference into this Summary Prospectus.”

2.	Comment: In the table of contents, delete Portfolio Turnover.

Response: The Fund has revised the disclosure consistent with the Staff’s comment.

Mr. Brick Barrientos

April 20, 2010

3.	Comment: In the summary section, under the heading “Investment Objective”, on page 2, remove or move to item 9 the following: “The Fund’s investment objective is fundamental and may not be changed without shareholder approval.”

Response: The Fund has revised the disclosure consistent with the Staff’s comment.

4.	Comment: In the summary section, under the heading “Example”, on page 3, remove the following: “and that the distributions are reinvested.”

Response: The Fund has revised the disclosure consistent with the Staff’s comment.

5.	Comment: In the summary section, under the heading “Principal Investment Strategies”, on page 4, are the following investments considered principal investment strategies: “U.S. government or government agency obligations, corporate debt securities, preferred stock, convertible securities and short term money market instruments”? If so, provide related risk disclosure in the Principal Investment Risks section.

Response: The above referenced investments are not primary investment strategies. Accordingly, the Fund has moved this disclosure to Item 9 disclosures on page 11 which includes non-primary investment disclosures.

6.	Comment: In the summary section, under the heading “Principal Investment Risks”, on page 6, remove the following: “More information about the risks of an investment in the Fund is provided in the ‘More Information about Fund Investments and Risks’ section of this prospectus.”

Response: The Fund has revised the disclosure consistent with the Staff’s comment.

7.	Comment: In the summary section, within the Performance Table under the footnote, on page 7, remove the following: (1) “The S&P 500 Index is the Standard & Poor’s 500 Index, a widely recognized, unmanaged index of common stock. The Index figures assume reinvestment of all dividends paid by stocks included in the index, and” and (2) move the following, “do not reflect deductions for fees, expenses or taxes” to a parenthetical in the line item “S&P 500 Index”.

Response: The Fund has revised the disclosure consistent with the Staff’s comment.

8.	Comment: In the summary section, under the heading “Performance Bar Chart and Table”, on page 7, remove the following if the return after taxes in any of the years shown is not higher than the Fund’s other returns: “The return after taxes on distributions and sale of Fund shares may exceed the Fund’s other returns due to an assumed tax benefit from any losses on a sale of Fund shares at the end of the measurement period.”

Response: The Fund has revised the disclosure consistent with the Staff’s comment.

Mr. Brick Barrientos

April 20, 2010

9.	Comment: In the summary section, under the heading “Portfolio Managers”, on page 8, (1) list the date when the individual became a Portfolio Manager and (2) include Mr. DeGulis’ title as Portfolio Manager.

Response: The Fund has revised the disclosure consistent with the Staff’s comment.

10.	Comment: In the summary section, under the heading “Purchasing or Selling Your Shares”, on page 9, remove the following: “For more information, please ask your financial intermediary or see ‘Buying Shares’ and ‘Selling Shares’ on pages 19 and 26 of the Prospectus.”

Response: The Fund has revised the disclosure consistent with the Staff’s comment.

11.	Comment: In the summary section, under the heading “Concepts to Understand”, on page 11, provide separate justification that companies with market capitalizations as low as $1 billion are not too low for a Mid Cap Stock or revise the standard to increase the floor to a level acceptable by industry standards.

Response: We have reviewed the capitalization ranges for some of the more well-known Mid Cap indices (S&P and Russell) and note that our use of $1 billion as the minimum for a Mid Cap stock is within the industry acceptable range. More detail regarding this research is available upon request.

12.	Comment: Similar to Comment 5, in the summary section, under the heading “Credit and Interest Rate Risk”, on page 12, clarify if the risk is a principal risk and if so, include it in the Risk Return Summary.

Response: This risk is not a principal risk.

13.	Comment: Under the heading “Portfolio Managers”, on page 14, clarify if the Portfolio Managers are jointly responsible. If so, add disclosure reflecting their joint responsibility.

Response: The Fund has revised the disclosure consistent with the Staff’s comment.

14.	Comment: Under the heading “Portfolio Managers”, on page 15, include the Portfolio Manager’s business experience since 2005.

Response: The Fund has revised the disclosure consistent with the Staff’s comment.

15.	Comment: Under the heading “Buying Shares”, on page 19, confirm if the transfer agent’s fee is included in the fee table.

Response: The transfer agent’s fee is included in the fee table within “Other Expenses”.

Mr. Brick Barrientos

April 20, 2010

Statement of Additional Information (Part B)

16.	Comment: On the cover, add the Fund’s ticker symbol to the cover.

Response: The Fund has revised the disclosure consistent with the Staff’s comment.

17.	Comment: Under the heading “Portfolio Holdings”, on page 15, clarify the disclosure regarding the frequency and lag time in portfolio holdings disclosure to each of the listed service providers.

Response: The Fund has revised the disclosure consistent with the Staff’s comment.

In connection with responding to the Staff’s comments, we acknowledge that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
•	The Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (614) 824-1313 or Margaret A. Bancroft, Esq. at (212) 698-3590.

Very truly yours,

/s/ Christine M. Sheridan

Christine M. Sheridan, Esq.

Assistant Secretary to the Registrant

cc:	Margaret A. Bancroft, Esq.

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